UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June and July 2019, Sanofi issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 10, 2019: Sanofi : FDA to review isatuximab as a potential treatment for relapsed/refractory multiple myeloma

Exhibit 99.2	Press release dated July 03, 2019: Sanofi : Libtayo® (cemiplimab) approved for advanced cutaneous squamous cell carcinoma in the European Union

Exhibit 99.3	Press release dated June 28, 2019: Sanofi : CHMP recommends approval of Dupixent® (dupilumab) for moderate-to-severe atopic dermatitis in adolescents

Exhibit 99.4	Press release dated June 27, 2019: Sanofi : FDA to review MenQuadfi, a meningococcal vaccine candidate

Exhibit 99.5	Press release dated June 26, 2019: Sanofi : FDA approves Dupixent® (dupilumab) for chronic rhinosinusitis with nasal polyposis

Exhibit 99.6	Press release dated June 21, 2019: Sanofi and Regeneron announce positive topline Phase 2 results for IL-33 antibody in asthma

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 10, 2019: Sanofi : FDA to review isatuximab as a potential treatment for relapsed/refractory multiple myeloma

Exhibit 99.2	Press release dated July 03, 2019: Sanofi : Libtayo® (cemiplimab) approved for advanced cutaneous squamous cell carcinoma in the European Union

Exhibit 99.3	Press release dated June 28, 2019: Sanofi : CHMP recommends approval of Dupixent® (dupilumab) for moderate-to-severe atopic dermatitis in adolescents

Exhibit 99.4	Press release dated June 27, 2019: Sanofi : FDA to review MenQuadfi, a meningococcal vaccine candidate

Exhibit 99.5	Press release dated June 26, 2019: Sanofi : FDA approves Dupixent® (dupilumab) for chronic rhinosinusitis with nasal polyposis

Exhibit 99.6	Press release dated June 21, 2019: Sanofi and Regeneron announce positive topline Phase 2 results for IL-33 antibody in asthma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 2019			SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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